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September 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn: Alex Campbell and Chris Edwards

Re:Achari Ventures Holdings Corp. I

Registration Statement on Form S-1
Submitted on August 05, 2021
CIK 0001844507

Dear Mr. Campbell and Mr. Edwards:

On behalf of our client, Achari Ventures Holdings Corp. I (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated August 16, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and filing an Amendment No. 1 of Registration Statement on Form S-1 (the “Revised Registration Statement”) on behalf of the Company.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Summary, pages 2-3

1.

Please revise your Summary to disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired an initial 20% stake for approximately $0.009 per share and the offering is for $10.00 per unit, your sponsor could make a substantial profit after the initial business combination even if most public investors experience substantial losses.

Securities and Exchange Commission

September 22, 2021

In addition, because your anchor investors will acquire founder shares for approximately $0.009 per share, the anchor investors may vote for a transaction and make a substantial profit even if other public investors vote against the transaction and subsequently experience substantial losses.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised Summary and made disclosure in pages 2-3 in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interest where an initial business combination does occur.

2.

Please revise to correctly label your statements of operations, changes in stockholder’s equity and cash flows as either audited or unaudited for all periods presented. We note, for example, statements for the period from January 25, 2021 (inception) through February 8, 2021 are improperly labelled as unaudited.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has corrected the labels of statement of operations, changes in stockholder’s equity and cash flows as either audited or unaudited in a consistent fashion.

Should you have any questions concerning any of the foregoing, please contact me by telephone at 415-659-4814.

Sincerely,

Marc Hauser, Esq.

cc:Vikas Desai

Achari Ventures Holdings Corp. I